Trinseo Materials Operating S.C.A.

Trinseo Materials Finance, Inc.

1000 Chesterbrook Boulevard, Suite 300

Berwyn, PA 19312

January 28, 2014

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Pamela Long, Assistant Director

Re:	Trinseo Materials Operating S.C.A.
Trinseo Materials Finance, Inc.
Registration Statement on Form S-4
File No. 333-191460

Dear Ms. Long:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrants, Trinseo Materials Operating S.C.A. and Trinseo Materials Finance, Inc. (together, the “Company”), hereby request that effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective on or before 5 p.m. Eastern Standard Time on January 29, 2014, or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

Trinseo Materials Operating S.C.A.

Trinseo Materials Finance, Inc.

1000 Chesterbrook Boulevard, Suite 300

Berwyn, PA 19312

If you have any questions concerning this request, please do not hesitate to contact either the undersigned at (610) 240-3203, Curtis S. Shaw, Executive Vice President and General Counsel at (610) 240-3204 or our counsel, Nicholas Bonarrigo of Reed Smith LLP at (412) 288-5930. In addition, please notify me when this request for acceleration has been granted.

Very truly yours,

/s/ John A. Feenan

John A. Feenan

Executive Vice President and Chief

Financial Officer

cc:	Ronald L. Francis, Jr., Esq.
Nicholas A. Bonarrigo, Esq.
Reed Smith LLP